

March 28, 2018

Patrick J. Unzicker
Chief Financial Officer
Adtalem Global Education Inc.
3005 Highland Parkway
Downers Grove, Illinois 60515

> **Re: Adtalem Global Education Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed August 24, 2017**
> **Form 10-Q for the Quarterly Period Ended December 31, 2017**
> **Filed February 6, 2018**
> **File No. 001-13988**

Dear Mr. Unzicker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2017

Results of Operations
Medical and Veterinary Schools
Medical and Veterinary Schools Student Enrollment, page 43

1. We note the 11.5% increase in the number of students enrolled in your medical and veterinary schools. Expand your discussion to address the reasons underlying the increase and disclose whether management views this as a known trend that is likely to continue. Refer to SEC Release No. 33-8350.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Financial Aid, page 53

2.   In order to provide context for investors, please:

- Consider providing a brief overview of the Department of Education's gainful employment regulations, including a description of the framework and the methodology for calculating each of the three measures of accountability.
- Identify your programs that fall into the failing category and the zone category. Disclose the percentage of your students currently enrolled in each program and the total revenues derived from the respective programs.
- Expand your discussion of the adjustments or initiatives you plan to implement in efforts to bring these programs into the "pass" category. Specify the measures you plan to take and, if material, disclose the anticipated cost to modify these programs. We note that you expect "certain" programs will be able to avoid falling into the zone or failing categories in the future through adjustments to program price or duration.

3.   We note your disclosure on page 55 that in September 2016, you committed to voluntarily limit the amount of revenue that each of your six Title IV institutions derive from federal funding to 85%. Disclose the reason the Company implemented this self-imposed limitation.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Claire Delabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

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